UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 2)

Human Genome Sciences, Inc.

(Name of Subject Company)

H. Acquisition Corp.

(Offeror)

GlaxoSmithKline plc

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

444903108

(Cusip Number of Class of Securities)

Edgar B. Cale, Esq.

GlaxoSmithKline

2301 Renaissance Boulevard

P.O. Box 61540

King of Prussia, Pennsylvania 19406-2772

610-787-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Victor I. Lewkow, Esq.	Adam O. Emmerich, Esq.
Benet O’Reilly, Esq.	Wachtell, Lipton, Rosen & Katz
Cleary Gottlieb Steen & Hamilton LLP	51 West 52nd Street
One Liberty Plaza	New York, New York 10019
New York, New York 10006	212-403-1000
212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,960,272,380.00	$339,247.21

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of: (1) 199,070,934 shares of common stock of Human Genome Sciences, Inc. (“HGS”) issued and outstanding as of March 31, 2012 as set forth in HGS’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on April 25, 2012; (2) 17,017,555 shares of common stock of HGS subject to issuance pursuant to options exerciseable as of December 31, 2012 as set forth in HGS’s Annual Report on Form 10-K filed with the SEC on February 28, 2012; and (3) 11,624,771 shares of common stock of HGS subject to issuance upon conversion of HGS’s Convertible Subordinated Notes due 2012 as set forth in HGS’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2012.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by ..00011460.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$339,247.21	Filing Party:	GlaxoSmithKline plc, H. Acquisition Corp.
Form or Registration No.:	Schedule TO	Date Filed:	May 10, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 10, 2012 (together with any amendments and supplements thereto, the “Schedule TO”) by GlaxoSmithKline plc (“GSK”), a public limited company organized under the laws of England and Wales, and H. Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of GSK. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Human Genome Sciences, Inc., a Delaware corporation (“HGS”), at $13.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9; Item 11.

THE OFFER TO PURCHASE ATTACHED AS EXHIBIT (a)(1)(A) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:

Cover Page

The cover page of the Offer to Purchase is amended and restated as follows:

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Preferred Share Purchase Rights)

of

Human Genome Sciences, Inc.

at

$13.00 Net Per Share

by

H. Acquisition Corp.

A Wholly Owned Subsidiary of

GlaxoSmithKline plc

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, AT THE END OF THE DAY ON JUNE 7, 2012, UNLESS THE OFFER IS

EXTENDED.

H. Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”), of Human Genome Sciences, Inc., a Delaware corporation (“HGS”), at a price of $13.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by GSK and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis, (ii) HGS’s board of directors (the “HGS Board”) redeeming the associated preferred share purchase rights (the “Rights”) or the Purchaser being satisfied, in its reasonable judgment, that the rights have been invalidated or are otherwise inapplicable to the Offer and the merger (the “Merger”) of HGS and the Purchaser as described herein, (iii) the HGS Board having approved the Offer under Section 203 of the Delaware General Corporation Law (the “DGCL”) or the Purchaser being satisfied, in its reasonable judgment, that Section 203 of the DGCL is inapplicable to the Offer and the Merger, (iv) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as applicable, as described herein, and (v) HGS not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser’s or GSK’s ability to acquire the Shares or HGS or otherwise diminishing the expected value to GSK of the acquisition of HGS.

The consummation of the Offer is not conditioned on the Purchaser obtaining financing.

GSK and the Purchaser continue to seek a negotiated merger with HGS. Subject to applicable law, GSK and the Purchaser reserve the right to amend the Offer in any respect, including upon entering into a merger agreement with HGS, or to negotiate a merger agreement with HGS not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by GSK, the Purchaser and HGS and specified in such merger agreement.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.

The Dealer Managers for the Offer are:

Lazard Frères & Co. LLC	Morgan Stanley & Co. LLC

MAY 10, 2012

IMPORTANT

Any stockholder of HGS who desires to tender all or a portion of such stockholder’s Shares in the Offer should either (i) complete and sign the accompanying Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to Computershare Inc., the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer — Section 3 — Book-Entry Transfer” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares. The associated preferred share purchase rights are currently evidenced by the certificates representing the Shares, and by tendering Shares, a stockholder will also tender the associated preferred share purchase rights. If the preferred share purchase rights are separated from the Shares under the terms of the Rights Agreement (as defined below), stockholders will be required to tender one associated preferred share purchase right for each Share tendered in order to effect a valid tender of such Share.

Any stockholder who desires to tender Shares and whose certificates representing such Shares (and/or, if applicable, associated preferred share purchase rights) are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Offer — Section 3 — Guaranteed Delivery.”

Questions and requests for assistance may be directed to the Information Agent or to the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies. Additionally, this Offer to Purchase, the related Letter of Transmittal and other materials relating to this Offer may be found at http://www.sec.gov.

SUMMARY TERM SHEET

The first paragraph of “SUMMARY TERM SHEET” is amended by deleting the first sentence thereof in its entirety and replacing it with the following:

“H. Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), is offering to purchase all outstanding shares of common stock (the “Common Stock”), par value $0.01 per share, of Human Genome Sciences, Inc., a Delaware corporation (“HGS”) together with the associated preferred share purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) for $13.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).”

The answer to the question “What does the Board of Directors of HGS think of the Offer?” is amended by inserting after the first paragraph thereof the following:

“On May 17, 2012, HGS filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, reporting that the board of directors of HGS unanimously recommends that HGS’s stockholders reject the Offer and not tender their Shares pursuant to the Offer”

The following question and answer is inserted immediately following the answer to “What does the Board of Directors of HGS think of the Offer?”:

“What are the associated preferred share purchase rights?

According to HGS’s public filings, the preferred share purchase rights were issued pursuant to the Rights Agreement, dated as of May 16, 2012, between HGS and American Stock Transfer and Trust Company, LLC, as Rights Agent (the “Rights Agreement”). Shareholder rights agreements, often referred to as “poison pills”, are anti-takeover devices established by companies to deter unsolicited takeover attempts. Under HGS’s Rights Agreement, shareholders have been issued associated preferred share purchase rights, which upon the occurrence of certain triggering events, would permit shareholders who are not affiliated with an acquiring person (as defined in the Rights Agreement) to purchase HGS’s Common Stock at a discount or instead, if so elected by the HGS Board, to exchange the Rights at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of a new series of preferred stock, per Right. If we acquire more than 15% of the outstanding Common Stock and thereby trigger the Rights Agreement, purchases of Common Stock or exchanges of Rights for Common Stock or preferred stock by shareholders pursuant to the shareholder rights agreement would make our proposed acquisition substantially more expensive. It is a condition of the Offer that the HGS Board redeem the Rights or that we are satisfied, in our reasonable judgment, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Merger. See Section 8 of this Offer to Purchase entitled “Certain Information Concerning HGS” and Section 14 of this Offer to Purchase entitled “Conditions of the Offer”.

The first paragraph of the answer to the question “What are the most significant conditions to the Offer?” is deleted in its entirety and replaced with the following:

“The consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by GSK and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis, (ii) the HGS Board redeeming the Rights or our being satisfied, in our reasonable judgment, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Merger, (iii) the HGS Board having approved the Offer under Section 203 of the Delaware General Corporation Law (the “DGCL”) or our being satisfied, in our reasonable judgment, that Section 203 is inapplicable to the Offer and the Merger, (iv) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any necessary approvals or waiting period under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as applicable, as described herein, and (v) HGS not being a party to any agreement or transaction having the effect of impairing, in our reasonable judgment, the Purchaser’s or GSK’s ability to acquire the Shares or HGS or otherwise diminishing the expected value to GSK of the acquisition of HGS. See “The Offer — Section 14” for a list of additional conditions to the Offer.”

The answer to the question “How do I tender my Shares?” is amended by inserting after the first paragraph thereof the following:

“If the Rights separate from the associated shares of Common Stock under the terms of the Rights Agreement, you also must tender one Right for each share of Common Stock tendered in order to validly tender such shares in the Offer. See “The Offer — Section 8.””

The first paragraph of the answer to the question “When and how will I be paid for my tendered Shares?” is deleted in its entirety and replaced with the following:

“Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not withdrawn Shares promptly after the later of the date of expiration of the Offer and the satisfaction or waiver of the conditions to the Offer set forth in “The Offer — Section 14”, and only if all conditions, other than those conditions dependent upon the receipt of government approvals, have been satisfied or waived at or prior to the expiration of the tender offer.”

INTRODUCTION

The first and second paragraphs of “INTRODUCTION” are deleted in their entirety and replaced with the following paragraphs:

“H. Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), is offering to purchase all outstanding shares of common stock (the “Common Stock”), par value $0.01 per share, of Human Genome Sciences, Inc., a Delaware corporation (“HGS”), together with the associated preferred share purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of May 16, 2012, between HGS and American Stock Transfer and Trust Company, LLC, as Rights Agent (the “Rights Agreement”), for $13.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Stockholders who have Shares registered in their own names and tender directly to Computershare Inc., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees, commissions or similar expenses. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine whether such nominee will charge a fee for tendering Shares on their behalf. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not be obligated to pay transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of Lazard Frères & Co. LLC and Morgan Stanley & Co. LLC (each a “Dealer Manager” and, together, the “Dealer Managers”), the Depositary and D.F. King & Co., Inc. (the “Information Agent”) incurred in connection with their services in such capacities in connection with the Offer. See “The Offer — Section 17.”

The consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by GSK and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the “Minimum Tender Condition”), (ii) HGS’s board of directors (the “HGS Board”) redeeming the Rights or our being satisfied, in our reasonable judgment, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the merger (the “Merger”) of HGS and the Purchaser as described herein (the “Rights Condition”), (iii) the HGS Board having approved the Offer under Section 203 of the Delaware General Corporation Law (the “DGCL”) or our being satisfied, in our reasonable judgment, that Section 203 is inapplicable to the Offer and the Merger (the “Section 203 Condition”), (iv) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer (collectively, “Antitrust Laws”) having expired or been terminated or any obtained, as applicable, as described herein, (the “Antitrust Condition”), and (v) HGS not being a party to any agreement or transaction having the effect of impairing, in our reasonable judgment, the Purchaser’s or GSK’s ability to acquire the Shares or HGS or otherwise diminishing the expected value to GSK of the acquisition of HGS (the “Impairment Condition”). See “The Offer – Section 14” for a list of additional conditions to the Offer.”

THE OFFER

Section 1 – Terms of the Offer

The second paragraph of “The Offer – Section 1 – Terms of the Offer” is deleted in its entirety and replaced with the following paragraph:

“The Offer is subject to the conditions set forth in “The Offer — Section 14,” which include, among other things, satisfaction of the Minimum Tender Condition, the Rights Condition, the Section 203 Condition, the Antitrust Condition, and the Impairment Condition. If any such condition is not satisfied, we may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in “The Offer — Section 4,” retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.”

“The Offer – Section 1 – Terms of the Offer” is amended by inserting after the third paragraph thereof the following:

“As of May 22, 2012, the Rights do not trade separately. Accordingly, by tendering Common Stock you are automatically tendering an equal number of Rights. If, however, the Rights separate from the Common Stock, tendering stockholders will be required to deliver Rights certificates with the Common Stock (or confirmation of book-entry transfer, if available, of such Rights).”

The first sentence of what had been, prior to the addition immediately above, the seventh paragraph of “The Offer – Section 1 – Terms of the Offer” is deleted in its entirety and replaced with the following sentence:

“Any extension, delay, termination, waiver or amendment of the Offer will be followed promptly by a public announcement thereof.”

Section 2 – Acceptance for Payment and Payment of Shares

The second paragraph of “The Offer – Section 2 – Acceptance for Payment and Payment of Shares” is deleted in its entirety and replaced with the following paragraph:

“We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer – Section 3)) and, if the Rights separate from the associated shares of Common Stock under the terms of the Rights Agreement, certificates for Rights (or a confirmation of book-entry transfer, if available, of such Rights into the Depositary’s account at the Book-Entry Transfer Facility), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer — Section 3.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.”

Section 3 – Procedure for Tendering Shares

The first paragraph of “The Offer – Section 3 – Procedure for Tendering Shares” is deleted in its entirety and replaced with the following paragraph:

“Valid Tender of Shares. In order for you to validly tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or Agent’s Message (as defined below) in lieu of a Letter of Transmittal and any other documents required by the Letter of Transmittal and (b) certificates for the Shares (including, if the Rights separate from the Shares under the terms of the Rights Agreement, certificates for the Rights) to be tendered or delivery of such Shares (including, if the Rights separate from the Shares under the terms of the Rights Agreement, such Rights) pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with. Stockholders may tender Shares pursuant to the Offer using the previously distributed original (blue) Letter of Transmittal or original (pink) Notice of Guaranteed Delivery.”

Section 8 – Certain Information Concerning HGS

“The Offer – Section 8 – Certain Information Concerning HGS” is amended by inserting after the second paragraph thereof the following:

“Preferred Share Purchase Rights; Series A Junior Participating Preferred Stock. The description in the next 15 paragraphs of the Rights and the Preferred Stock (as defined below) is based upon publicly available documents filed by HGS with the SEC. This description does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit 4.1 to HGS’s Current Report on Form 8-K filed with the SEC on May 17, 2012.

On May 16, 2012, the HGS Board, adopted a rights plan and (i) declared a dividend of one Right for each outstanding share of HGS’s Common Stock payable to HGS stockholders of record as of May 29, 2012, and (ii) authorized the issuance of one Right for each share of Common Stock issued by HGS thereafter and prior to the Separation Time (as defined below). Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from HGS one one-hundredth of a share of HGS’s Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), at an exercise price of $37.50 (the “Exercise Price”), subject to adjustment.

Initially, the Rights will attach to all shares of outstanding Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock, and the Separation Time will occur, upon the close of business on the earliest of (i) the tenth business day (or such later date as the HGS Board may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any person commences a tender or exchange offer following the date of the Rights Agreement which, if consummated, would result in such person becoming an “Acquiring Person” by acquiring beneficial ownership of 15% or more of the outstanding shares of Common Stock; (ii) immediately prior to the acceptance for payment of the Common Stock tendered pursuant to any tender offer or exchange offer commenced by or on behalf of any person (other than HGS or its subsidiaries) prior to, and pending as of, the date of the Rights Agreement, if upon consummation thereof, such person would become an Acquiring Person; and (iii) the tenth business day after the first date of public announcement following the date of the Rights Agreement that a person has become an Acquiring Person (the “Stock Acquisition Date”), other than as a result of repurchases of stock by HGS or certain inadvertent actions by institutional or certain other stockholders. The Rights Agreement permits the ownership of less than 20% of the outstanding shares of Common Stock by stockholders who report or are required to report such ownership on Schedule 13G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or on Schedule 13D under the Exchange Act, when such Schedule 13D does not state any intention or reserve the right to control or influence the management or policies of HGS or engage in any of the actions specified in Item 4 of such Schedule (other than the disposition of Common Stock). For purposes of the Rights Agreement, beneficial ownership is defined to include ownership of derivative securities.

Until the Separation Time, (i) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates; (ii) new Common Stock certificates issued after May 29, 2012 will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates representing outstanding Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. In the case of uncertificated shares of Common Stock, each Right will be evidenced by the balances indicated in the book entry account system of the transfer agent for the Common Stock registered in the names of the holders thereof.

The Rights are not exercisable until the Separation Time and will expire at the close of business on May 29, 2013 unless earlier exchanged, redeemed or terminated by HGS as described below.

Promptly after the Separation Time, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Separation Time and, thereafter, the separate Rights Certificates alone will represent the Rights. In the case of uncertificated shares of Common Stock, each Right will be evidenced by the balances indicated in the book entry account system of the transfer agent for the Common Stock registered in the names of the holders thereof.

Each one one-hundredth of a share of Preferred Stock, if issued: (i) will not be redeemable; (ii) will entitle holders to certain dividend and liquidation payments; (iii) will generally have the same voting power as one share of Common Stock; and (iv) if shares of Common Stock are exchanged via merger, consolidation or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of Common Stock. The value of one one-hundredth interest in a share of Preferred Stock should approximate the value of one share of Common Stock.

A “Flip-in Date” is the business day after any Stock Acquisition Date or such earlier or later date designated by the HGS Board. In the event that prior to the Expiration Time a Flip-in Date occurs, each holder of a Right will thereafter have the right to receive, upon exercise, shares of Common Stock (or, in certain circumstances, at the discretion of the HGS Board, cash, property, other securities of HGS, or other consideration) having a value equal to two times the Exercise Price of the Right. Notwithstanding any of the foregoing, following the occurrence of a Flip-in Date, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. In any event, Rights are not exercisable following the occurrence of a Flip-in Date until such time as the Rights are no longer redeemable by HGS as set forth below.

In the event that, at any time following the Stock Acquisition Date, (i) HGS is acquired in a merger or other business combination transaction and HGS is not the surviving corporation; (ii) HGS engages in a merger or other business combination transaction in which HGS is the surviving corporation and the Common Stock of HGS is changed or exchanged for securities, cash, or property of any other person; or (iii) 50% or more of HGS’s assets or earning power is sold or transferred (each such transaction or event being referred to as a “Flip-over Transaction or Event”), each holder of a Right (except Rights that previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the Exercise Price of the Right.

At any time after a Flip-in Date, the HGS Board may exchange the Rights (other than Rights owned by such Acquiring Person that have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock, per Right (subject to adjustment), or, in certain circumstances, at the discretion of the HGS Board, for cash, property, other securities of HGS, or other consideration having a value equal to the product of the market price of a share of Common Stock on the Flip-in Date times the exchange ratio in effect on the Flip-in Date. Notwithstanding the foregoing, the Rights may not be exchanged at any time after (i) an Acquiring Person becomes the beneficial owner of 50% or more of the shares of Common Stock then outstanding or (ii) the occurrence of a Flip-over Transaction or Event.

The Exercise Price payable and the number of Rights or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Common Stock.

HGS is not required to issue fractional shares. In lieu thereof, an adjustment in cash may be made based on the fair market value per share prior to the date of exercise.

At any time until ten business days following the Stock Acquisition Date, the HGS Board may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”), payable, at the election of the HGS Board, in cash or shares of Common Stock. Immediately upon the action of the HGS Board ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of HGS, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to HGS, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Stock (or other consideration).

Any of the provisions of the Rights Agreement may be supplemented or amended at any time prior to the Separation Time without the consent of the holders of the Rights. After the Separation Time, the provisions of the Rights Agreement may be supplemented or amended without the consent of the holders of the Rights to make any changes that HGS may deem necessary or desirable (i) which shall not materially adversely affect the interests of the holders of Rights generally (other than the Acquiring Person or any affiliate or associate thereof), (ii) in order to cure any ambiguity or to correct or supplement any provision contained in the Rights Agreement which may be inconsistent with any other provisions therein or otherwise defective, or (iii) to shorten or lengthen any time or period under the Rights Agreement. Notwithstanding the foregoing, no amendment may be made at such time as the Rights are not redeemable, except as contemplated by clause (ii) above.

The Rights would cause substantial dilution to any Person (including GSK and the Purchaser) that attempts to acquire HGS without the approval of the HGS Board. As a result, the overall effect of the Rights may be to make more difficult a merger, tender offer or other business combination involving HGS that is not supported by the HGS Board.

The Offer is conditioned upon, among other things, the Rights Condition. See “The Offer – Section 14 – Conditions of the Offer”. HGS stockholders will be required to tender one Right for each share of Common Stock tendered in order to effect a valid tender of Shares in accordance with the procedures set forth in “The Offer – Section 3 – Procedure for Tendering Shares”.”

Section 10 – Source and Amount of Funds

“The Offer – Section 10 – Source and Amount of Funds” is amended by inserting after the first paragraph thereof the following sentence:

“Neither GSK nor Purchaser has sought or made any alternative financing arrangements.”

The second paragraph of “The Offer – Section 10 – Source and Amount of Funds” is deleted in its entirety.

Section 11 – Background of the Offer; Other Transactions with HGS

“The Offer – Section 11 – Background of the Offer; Other Transactions with HGS – Background of the Offer” is amended by inserting after the last paragraph thereof the following:

“On May 17, 2012, HGS announced that the HGS Board recommended that HGS stockholders reject the Offer and filed Schedule 14D-9 containing such recommendation and the basis therefor. HGS also announced that the HGS Board had adopted the Rights Agreement and declared a dividend of one Right for each Share held of record at the close of business on May 29, 2012.”

Section 13 – Dividends and Distributions

The first paragraph of “The Offer – Section 13 – Dividends and Distributions” is deleted in its entirety and replaced with the following paragraph:

“If, on or after the date of this Offer to Purchase, HGS (i) splits, combines or otherwise changes the Shares or its capitalization, (ii) acquires Shares or otherwise causes a reduction in the number of Shares, (iii) issues, distributes to stockholders or sells additional Shares, or any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, other than the Rights as declared on May 16, 2012, or (iv) discloses that it has taken such action, then, without prejudice to our rights under “The Offer — Section 14,” we may make such adjustments in the offer price and other terms of the Offer and the Merger as we deem appropriate to reflect such split, distribution, combination or other change including the number or type of securities offered to be purchased.”

The second paragraph of “The Offer – Section 13 – Dividends and Distributions” is deleted in its entirety and replaced with the following paragraph:

“If, on or after the date of this Offer to Purchase, HGS declares or pays any cash dividend on the Shares or other distribution on the Shares, including without limitation any distribution of shares of any class or any other securities or warrants or rights, or issues with respect to the Shares any additional Shares or Rights, shares of any other class of capital stock, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to us or our nominee or transferee on HGS’s stock transfer records, then, subject to the provisions of “The Offer — Section 14,” (i) the offer price may be reduced by the amount of any such cash dividends or cash distributions and (ii) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for our account and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for our account, accompanied by appropriate documentation of transfer, or (b) at our direction, be exercised for our benefit, in which case the proceeds of such exercise will promptly be remitted to us. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance or proceeds and may withhold the entire offer price or deduct from the offer price the amount or value thereof, as determined by us in our sole discretion.”

Section 14 – Conditions of the Offer

The first paragraph of “The Offer – Section 14 – Conditions of the Offer” is deleted in its entirety and replaced with the following paragraph:

“Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if before the Expiration Date the Minimum Tender Condition, the Rights Condition, the Section 203 Condition, the Antitrust Condition or the Impairment Condition shall not have been satisfied, or if, at any time on or after the date of this Offer to Purchase and before the time of payment for such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following conditions exist:”

Subsection (vi) of “The Offer – Section 14 – Conditions of the Offer” is deleted in its entirety and replaced with the following:

“HGS or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms in effect on May 10, 2012, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of HGS, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of HGS, including without limitation any distribution of shares of any class or any other securities or warrants or rights (other than a distribution of the Rights certificates or a redemption of the Rights in accordance with the Rights Agreement as publicly disclosed to be in effect as of May 16, 2012), (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business (other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Merger), (g) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of HGS or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of HGS or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates, (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by us or our consummation of any merger or other similar business combination involving HGS (including, in each case, in combination with any other event such as termination of employment or service), (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of HGS or any of its subsidiaries, or we shall have become aware of any such action which was not previously announced, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, or (l) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we become aware that HGS or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed (in each case, other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Merger);”

Section 15 – Certain Legal Matters; Regulatory Approvals

The second paragraph under the heading “Antitrust” in “The Offer – Section 15 – Certain Legal Matters; Regulatory Approvals” is deleted in its entirety and replaced with the following paragraph:

“Pursuant to the requirements of the HSR Act, GSK filed a Premerger Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on May 17, 2012. Under the HSR Act, the waiting period applicable to the purchase of Shares pursuant to the Offer commenced on May 17, 2012, the day on which the Antitrust Division and the FTC received Parent’s Premerger Notification and Report Form. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on May 31, 2012, unless earlier terminated by the Antitrust Division or the FTC or extended by the Antitrust Division’s or the FTC’s request for additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m. New York City time, 10 days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order.”

THE FORM OF LETTER OF TRANSMITTAL ATTACHED AS EXHIBIT (A)(1)(B) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:

The cover page of the Letter of Transmittal is amended to include the phrase “(Including the Associated Preferred Share Purchase Rights)” immediately following the phrase “To Tender Shares of Common Stock” on the second line of the cover page.

The second paragraph at page 2 of the Letter of Transmittal is deleted in its entirety and replaced with the following paragraph:

“Holders of outstanding shares of common stock (the “Common Stock”), par value $0.01 per share, together with the associated preferred share purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), of Human Genome Sciences, Inc., whose certificates for such Shares are not immediately available or who cannot deliver such certificates and all other required documents to the Depositary on or prior to the expiration of the offer, or who cannot complete the procedure for book-entry transfer on a timely basis, must tender their Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. See Instruction 2. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.”

The first sentence of the letter to shareholders at page 3 of the Letter of Transmittal is deleted in its entirety and replaced with the following sentence:

“The undersigned hereby tenders to H. Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), the above-described shares of common stock (the “Common Stock”), par value $0.01 per share, together with the associated preferred share purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), of Human Genome Sciences, Inc., a Delaware corporation (“HGS”), pursuant to the Purchaser’s offer to purchase all outstanding Shares at a price of $13.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 10, 2012, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).”

THE FORM OF NOTICE OF GUARANTEED DELIVERY ATTACHED AS EXHIBIT (A)(1)(C) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:

The cover page of the Notice of Guaranteed Delivery is amended to include the phrase “(Including the Associated Preferred Share Purchase Rights)” immediately following the phrase “To Tender Shares of Common Stock” on the second line of the cover page.

The first paragraph of the cover page of the Notice of Guaranteed Delivery is deleted in its entirety and replaced with the following:

“This form, or a substantially equivalent form, must be used to accept the Offer (as defined below) if the certificates for shares of common stock, par value $0.01 per share, together with the associated preferred share purchase rights, of Human Genome Sciences, Inc. and any other documents required by the Letter of Transmittal cannot be delivered to the Depositary by the expiration of the Offer. Such form may be delivered or transmitted by telegram, telex, facsimile transmission or mail to the Depositary. See Section 3 of the Offer to Purchase.”

The first sentence beginning on the second line of page 2 of the Notice of Guaranteed Delivery is deleted in its entirety and replaced with the following sentence:

“The undersigned hereby tenders to H. Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 10, 2012, and the related Letter of Transmittal that accompanies the Offer to Purchase (which, together with any amendments and supplements thereto, collectively constitute the “Offer”), receipt of which is hereby acknowledged, the number of shares indicated below of common stock (the “Common Stock”), par value $0.01 per share, together with the associated preferred share purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), of Human Genome Sciences, Inc., a Delaware corporation, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.”

THE FORM OF LETTER FROM PURCHASER TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES ATTACHED AS EXHIBIT (A)(1)(D) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:

The phrase “(Including the Associated Preferred Share Purchase Rights)” shall be inserted immediately following the phrase “All Outstanding Shares of Common Stock” on the third line of the first page of the form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

The first paragraph on the first page of the form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is deleted in its entirety and replaced with the following:

“We have been engaged by H. Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), to act as Dealer Managers in connection with its offer to purchase all outstanding shares of common stock (the “Common Stock”), par value $0.01 per share, together with the associated preferred share purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), of Human Genome Sciences, Inc., a Delaware corporation (“HGS”), at a price of $13.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 10, 2012, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).”

The second paragraph on the first page of the form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is deleted in its entirety and replaced with the following:

“The consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by GSK and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis, (ii) HGS’s board of directors (the “HGS Board”) redeeming the Rights or the Purchaser being satisfied, in its reasonable judgment, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the merger (the “Merger”) of HGS and the Purchaser, (iii) the HGS Board having approved the Offer under Section 203 of the Delaware General Corporation Law (the “DGCL”) or the Purchaser being satisfied, in its reasonable judgment, that Section 203 of the DGCL is inapplicable to the Offer and the Merger, (iv) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as applicable, as described in the Offer to Purchase, and (v) HGS not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser’s or GSK’s ability to acquire the Shares or HGS or otherwise diminishing the expected value to GSK of the acquisition of HGS.”

THE FORM OF LETTER TO CLIENTS FOR USE BY BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES ATTACHED AS EXHIBIT (A)(1)(E) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:

The phrase “(Including the Associated Preferred Share Purchase Rights)” shall be inserted immediately following the phrase “All Outstanding Shares of Common Stock” on the second line of the first page of the form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

The first paragraph on the first page of the form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is deleted in its entirety and replaced with the following:

“Enclosed for your consideration are the Offer to Purchase, dated May 10, 2012 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) in connection with the offer by H. Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), to purchase all outstanding shares of common stock (the “Common Stock”), par value $0.01 per share, together with the associated preferred share purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), of Human Genome Sciences, Inc., a Delaware corporation (“HGS”), at a price of $13.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

We are the holder of record of Shares held for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.”

The third paragraph of the form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is deleted in its entirety and replaced with the following:

“Your attention is directed to the following:

1. The tender price is $13.00 per Share, net to you in cash, without interest and less any required withholding taxes.

2. The Offer and withdrawal rights expire at 12:00 Midnight, New York City time, at the end of the day on Thursday, June 7, 2012, unless extended (as extended, the “Expiration Date”).

3. The consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by GSK and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis, (ii) HGS’s board of directors (the “HGS Board”) redeeming the Rights or the Purchaser being satisfied, in its reasonable judgment, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the merger (the “Merger”) of HGS and the Purchaser, (iii) the HGS Board having approved the Offer under Section 203 of the Delaware General Corporation Law (the “DGCL”) or the Purchaser being satisfied, in its reasonable judgment, that Section 203 of the DGCL is inapplicable to the Offer and the Merger, (iv) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any necessary approvals or waiting periods under the laws of any foreign jurisdiction applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as applicable, as described in the Offer to Purchase, and (v) HGS not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser’s or GSK’s ability to acquire the Shares or HGS or otherwise diminishing the expected value to GSK of the acquisition of HGS.

4. Any stock transfer taxes applicable to the sale of Shares to the Purchaser pursuant to the Offer will be paid by the Purchaser, except as otherwise provided in Instruction 6 of the Letter of Transmittal.”

The phrase “(Including the Associated Preferred Share Purchase Rights)” shall be inserted immediately following the phrase “All Outstanding Shares of Common Stock” on the third line of the Instructions Form included in the form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

The first paragraph on the Instructions Form included in the form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is deleted in its entirety and replaced with the following:

“The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated May 10, 2012, and the related Letter of Transmittal, in connection with the offer by H. Acquisition Corp. to purchase all outstanding shares of common stock (the “Common Stock”), par value $0.01 per share, together with the associated preferred share purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), of Human Genome Sciences, Inc.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(5)(D)                 Text of press release issued by GSK on May 23, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2012

GLAXOSMITHKLINE PLC

By:	/s/ Victoria Whyte
	Name:	Victoria Whyte
	Title:	Company Secretary

H. ACQUISITION CORP.

By:	/s/ Chester Koczynski
	Name:	Chester Koczynski
	Title:	President

EXHIBIT INDEX

Index No.

(a)(1)(A)	Offer to Purchase dated May 10, 2012. †

(a)(1)(B)	Form of Letter of Transmittal. †

(a)(1)(C)	Form of Notice of Guaranteed Delivery. †

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †

(a)(1)(F)	Form of summary advertisement dated May 10, 2012. †

(a)(5)(A)	Text of press release issued by GSK, dated May 9, 2012. (1)

(a)(5)(B)	Text of press release issued by GSK, dated May 10, 2012. †

(a)(5)(C)	Text of press release issued by GSK, dated May 17, 2012. †

(a)(5)(D)	Text of press release issued by GSK, dated May 23, 2012.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

†	Previously filed
(1)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by GlaxoSmithKline plc on May 9, 2012.